Exhibit 99.1

MEDIA CONTACT:	VENATOR:	FOR IMMEDIATE RELEASE RELEASE
Imran Jina, Brunswick Group	Rachel Appleby	13 October, 2023
venator@brunswickgroup.com	rachel_appleby@venatorcorp.com
Direct: +44 (0) 2074 045959	Direct: +44 (0)1740 608001

Venator successfully completes financial recapitalization and emerges from Chapter 11

WYNYARD, UK - Venator Materials PLC (“Venator” or the “Company”), a global manufacturer and marketer of chemical products, has successfully completed its Chapter 11 recapitalization process and has emerged with an improved balance sheet and lower debt. The Company is now better positioned to address macroeconomic and market challenges. Venator’s recapitalization plan was confirmed by the Bankruptcy Court on July 25, 2023.

Venator entered into a restructuring process following unprecedented macroeconomic headwinds, including significantly lower product demand and higher raw material and energy costs. The Company has significantly reduced its debt from more than $1 billion to approximately $200 million upon emergence. The majority of the Company’s recapitalized equity is now owned by its former lenders by virtue of the equitization of the Company’s prepetition debt. It is expected that the Company’s credit rating will improve in due course to reflect its improving credit profile.

In connection with its emergence, Venator has formed a new Board of Directors for the reorganized company comprised of senior executives who have extensive experience and sector expertise, to guide the future strategic direction of the Company. The new Board members are: Katherine Harper (Chairperson), Arjen de Leeuw Den Bouter, Bart de Jong, E. Bryan Snell and Fried-Walter Münstermann. Their biographies are below. Both Simon Turner, President and Chief Executive Officer, and Jame Donath, who was appointed to the Board in January 2023 in connection with the recapitalization process, will retain their existing Board positions.

Simon Turner, President and Chief Executive Officer of Venator, said: “Against the backdrop of unprecedented macroeconomic headwinds, we have stayed focused on stabilising the business and acting in the best interests of our stakeholders. The recapitalization provides us with an improved capital structure and balance sheet. We are now better positioned to address what continues to be a challenging market. Venator has great potential for long-term future growth and the new Board will work closely alongside management to develop a strategy to drive sustainable value for our stakeholders. Thank you to the Venator team around the world, our creditors, advisors, and of course our customers and vendors for your confidence and support throughout this process. I would also like to thank the outgoing Board members for their hard work and dedication.”

In connection with the pre-packaged Chapter 11 and recapitalization process, Venator has been assisted by Moelis & Company and Kirkland & Ellis as respective financial and legal advisors, in addition to Alvarez & Marsal as operational advisor and Epiq Corporate Restructuring, LLC as claims, noticing, and solicitation agent. Additional information may be found at: dm.epiq11.com/case/venator.

About Venator

Venator is a global manufacturer and marketer of chemical products that comprise a broad range of pigments and additives that bring color and vibrancy to buildings, protect and extend product life, and reduce energy consumption. We market our products globally to a diversified group of industrial customers through two segments: Titanium Dioxide, which consists of our TiO2 business, and Performance Additives, which consists of our functional additives, color pigments and timber treatment businesses. Based in Wynyard, U.K., Venator employs approximately 2,800 associates and sells its products in more than 106 countries.

Social Media:

Twitter: www.twitter.com/VenatorCorp

Facebook: www.facebook.com/venatorcorp

LinkedIn: www.linkedin.com/company/venator-corp

About Board Members

Katherine Harper

Katherine Harper will serve as a Chairperson of the board of directors of Venator. Ms. Harper also serves as a non-executive director at Modine Manufacturing Company, a thermal management leader in the commercial, industrial, and vehicular markets, and Sasol, a global chemicals and energy company. Ms. Harper has extensive leadership experience having formerly served as the CFO for BDP International and ArgoFresh. From 2013 to 2016, Ms. Harper served as SVP and CFO at Tronox, Inc., a global leader in the mining, production, and marketing of inorganic minerals and chemicals. From 2006 to 2013, she held various senior roles at Rio Tinto, a global mining group. Ms. Harper holds a Bachelor of Science in Industrial Management and an MBA from Carnegie Mellon University.

Arjen de Leeuw Den Bouter

Arjen de Leeuw den Bouter was until recently a senior client partner and global account leader at Korn Ferry, a global organizational consulting firm based in Los Angeles, California. From 2018 to 2020, Mr. de Leeuw den Bouter served as a director at AlixPartners, LLP. From 2011 to 2018, Mr. de Leeuw den Bouter also served in various roles at Azko Nobel N.V., a coating supplier active in over 150 countries, including as business director for industrial coatings, integration director, and global transformation manager for performance coatings. He has also held various roles at Roland Berger LP, Tricon Energy, and DSM. Mr. de Leeuw Den Bouter holds a Master of Science in Chemical Engineering from Technical University Delft.

Bart de Jong

Bart de Jong is the former CFO at TPC Group, a petrochemicals company based in Houston, Texas. In that position, Mr. de Jong oversaw the successful restructuring of TPC Group throughout its chapter 11 proceedings in 2022. From 2001 through 2009, prior to his involvement with TPC Group, Mr. de Jong worked at LyondellBasell Industries, a developer and supplier of chemical materials for packaging, health, and transportation solutions, in a variety of roles, including as the President of the company’s TiO2 division from 2005 until its divestiture in 2007, and, most recently, as the President of the Americas division. Mr. de Jong holds a Master of Science in business economics from Erasmus University and is a Chartered Accountant.

E. Bryan Snell

E. Bryan Snell is the former President of Titanium Technologies at Chemours, a chemistry company and one of the world’s largest producers of titanium dioxide for coatings, plastics, and laminates, a position he held from 2015 to 2021. For over 40 years, Mr. Snell served in a variety of senior level management and operational roles at Chemours (previously DuPont), including sales and marketing and plant management and, in his most recent role, revamped the Titanium Technologies commercial strategy. Mr. Snell holds a Bachelor of Science in Chemical Engineering from the University of Delaware.

Fried-Walter Münstermann

Fried-Walter Münstermann is a managing director at KMH Optimum GmbH, a private equity and consulting services firm. Mr. Münstermann also currently serves as an advisory board member at Steag GmbH, a German power company, and GIG Holding GmbH, a global facility management and industrial services company. From 1992 to 2022, he held various roles at BASF SE, a leading chemical company, most recently serving as Chief Procurement Officer. Mr. Münstermann holds a degree in economics and business administration from the University of Münster.

Jame Donath

Since January 2023 until the date hereof, Jame Donath served as a disinterested director of the board of directors of Venator Materials PLC and as a member of the special committee of the board. He has been re-appointed to the board of directors in connection with Venator’s emergence from Chapter 11. He has over 20 years of experience with high-quality financial services firms sourcing and executing credit and private equity investments and has provided advisory services and has served as an independent director for a number of U.S. and European companies, including Nordic Aviation Capital, Vice Media Group, Railsbank, and Keter Group Holdings. Mr. Donath holds a Bachelor of Arts in Economics from Yale University and a Master of Business Administration from Harvard Business School.

Cautionary Statement Concerning Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements represent Venator's current expectations or beliefs concerning future events, and it is possible that the expected results or outcomes described in this press release will not be achieved. These forward-looking statements are subject to risks, uncertainties and other factors (many of which are outside of Venator's control) that could cause actual results or outcomes to differ materially from the results or outcomes discussed in the forward-looking statements, including, without limitation, statements regarding: the effects of the emergence from the bankruptcy process under chapter 11 of the United States Bankruptcy Code (the “Chapter 11 Process”) on Venator, its ability to grow, credit ratings and the interests of various constituents and stakeholders, including noteholders, lenders and the holders of Venator’s ordinary shares; the ability of Venator to be better positioned in a challenging market following emergence from Chapter 11; and the ability of Venator to continue as a going concern following emergence from Chapter 11 and to complete, and benefit from, its financial restructuring to right-size its balance sheet, build a more robust capital structure and develop a strategy to drive sustainable value for shareholders (the “Restructuring”). Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: the ability of Venator to operate in the ordinary course of business following emergence from Chapter 11 and without disruptions to its relationships with suppliers, customers, employees and other third parties and regulatory authorities; potential adverse effects that the Restructuring and Chapter 11 Process might develop on Venator’s liquidity, results of operations or business prospects following emergence from Chapter 11; the availability of, and ability to maintain, sufficient liquidity or operating capital following emergence from Chapter 11; Venator’s ability to improve its long-term capital structure and address its debt service obligations following emergence from Chapter 11; the development of an active and sufficiently liquid trading market for Venator’s ordinary shares following emergence from Chapter 11 and a potential share consolidation following emergence from the Chapter 11 Cases and the economic consequences thereof on holders of ordinary shares of the Company; the volatility in the price of Venator’s ordinary shares following emergence from Chapter 11, including as a result of any over-the-counter marketplace trading; the dilutive effects of additional issuances of equity or convertible securities on holders of Venator’s ordinary shares following emergence (including under a management incentive plan that Venator expects to adopt following emergence from Chapter 11); administrative and legal costs following emergence from Chapter 11; litigation and inherent risks involved in a Restructuring and an emergence from Chapter 11; Venator’s potential need to continue to engage with shareholders and debtholders with respect to its capital structure following emergence from Chapter 11; Venator’s potential need to seek additional strategic or cost-saving alternatives following emergence from Chapter 11 given the challenging market conditions in which Venator operates; employee attrition and Venator’s ability to retain senior management and other key personnel due to uncertainties following emergence from Chapter 11; Venator’s ability to comply with the covenants and restrictions imposed by the terms and conditions of any existing or new money/exit financing arrangements following emergence from Chapter 11; the volatile global economic conditions and a downturn in the worldwide economy due to inflation, geopolitics, changes in raw material and energy prices; interruptions in raw materials and energy supply; economic and other impacts, such as sanctions, in connection with military conflicts in Ukraine and in the Middle East; the impacts of global health crises and government responses thereto; the costs associated with site closures; the execution, impact or timing of Venator’s cost reduction programs, and initiatives and risks related to local law requirements in various jurisdictions; Venator’s ability to realize financial and operational benefits from cost reduction program and operational improvement plans and initiatives; industry production capacity and operating rates; the supply and demand balance for Venator’s products and that of competing products; pricing pressures; technological developments; legal claims by or against us; changes in government regulations, including increased manufacturing, labeling and waste disposal regulations and the classification of TiO2 as a carcinogen in the EU; management of materials resulting from Venator’s manufacturing process, including the ability to develop commercial markets in the regions in which we manufacture and Venator’s ability to dispose of these materials if necessary; the impacts of increasing climate change regulations; geopolitical events; cyberattacks; and public health crises.

Any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, Venator does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for Venator to predict all such factors. When considering these forward-looking statements and the factors summarized above, you should also keep in mind the risk factors and other cautionary statements and uncertainties described from time to time in the documents that Venator files with the U.S. Securities and Exchange Commission (the “SEC”), including Venator's Annual Report on Form 20-F for the year ended December 31, 2022 and Venator’s Report on Form 6-K for the quarterly period ended March 31, 2023. The risk factors and other factors noted above and in Venator’s SEC filings could cause results, outcomes, expectations and projections to differ materially from those contained in any forward-looking statement.